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                                                         Commission File Number
                      SECURITIES AND EXCHANGE COMMISSION             1-8967
                            Washington, D.C. 20549                   -------
                                                                   Cusip Number
                                 FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One) [X]Form 10-K [ ]Form 11-K [ ]Form 20-F  [ ]Form 10-Q [ ]Form N-SAR

                 For Period Ended:  12/31/96
                                   -------------------------------
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                  ---------------------------

 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE.

   Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                                    PART I
                            REGISTRANT INFORMATION

                    Atlantic Gulf Communities Corporation
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Full Name of Registrant


--------------------------------------------------------------------------------
Former Name if Applicable

                          2601 South Bayshore Drive
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Address of Principal Executive Office (STREET AND NUMBER)

                             Miami, Florida 33133
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City, State and Zip Code


                                   PART II
                           RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

 [X]     (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [X]     (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 [ ]     (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

                                   PART III
                                  NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof could not be filed with the prescribed time period. (Attach Extra Sheets if Needed)

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                                   PART IV
                              OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

             Thomas W. Jeffrey             305                  859-4398
         --------------------------     -----------        ------------------
                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s).
                                                          [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?                       [X] Yes  [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

  Financial results already publicly released.  Press release attached.
-------------------------------------------------------------------------------

                     Atlantic Gulf Communities Corporation
             ------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                         /s/ Thomas W. Jeffrey
                                         Thomas W. Jeffrey
Date   4/1/97                        By  Executive Vice President & CFO
    -----------------------------      ----------------------------------------


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
  Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).


                              GENERAL INSTRUCTION

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.
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                                   PART III
                                  NARRATIVE




     The Company determined that its Form 10-K for the fiscal year ended December 31, 1996 could not be filed within the prescribed time because it expects to obtain, but has not yet obtained, certain amendments to its existing senior secured loan agreements which would be disclosable in such Form 10-K.

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                    [ATLANTIC GULF COMMUNITIES LETTERHEAD]





FOR IMMEDIATE RELEASE

DATE:  MARCH 10, 1997

CONTACT:  HARRY ROSE

TELEPHONE: 305-859-4376

INTERNET ADDRESS: http://www.atlanticgulf.com


ATLANTIC GULF COMMUNITIES CORPORATION REPORTS 1996 RESULTS

Miami, FL, March 10, 1997 -- Atlantic Gulf Communities Corporation (NASDAQ-AGLF) announced today that it recorded a net income of $1,181,000, or $.12 per share for the year ended December 31, 1996, compared to a loss of $20,596,000 or $2.12 per share for the year ended December 31, 1995.

The Company recorded total revenues of $165,287,000 for 1996, an increase of 46% over 1995 revenues of $113,352,000. Real estate revenues were up 54% at $127,565,000 for 1996, compared to $82,903,000 in 1995. The Company also reported other income of $18,597,000 which consisted primarily of a one time gain on the recovery of certain excess trust funds, and the gain on the sale of the Port St. Lucie utility.

In the fourth quarter of 1996, Atlantic Gulf Communities had a net loss of $727,000 or $.07 per share, compared to a net loss of $6,183,000 or $.63 per share in the fourth quarter of 1995.

J. Larry Rutherford, President and Chief Executive Officer of Atlantic Gulf said, "1996 was a very significant year in the history of this Company. Along with recording a profit and reporting record revenues, we stepped up the pace of predecessor asset sales, significantly reduced corporate debt and expanded our core business of providing finished homesites to builders in Florida's primary markets."

Mr. Rutherford further noted, "Additionally, we have expanded to markets outside of Florida for the first time, and the proposed strategic partnership with Apollo Real Estate will be submitted to our shareholders for approval at the annual meeting in May. I am very excited about the Company's prospects for 1997 and beyond."

Atlantic Gulf Communities Corporation, with assets of approximately $260 million, is one of Florida's largest real estate developers. The company develops finished residential lots for
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builders in many of Florida's most active markets including South Florida,
Tampa, Orlando, Ft. Myers and Jacksonville, as well as one project in Raleigh-Durham, North Carolina. In addition, the Company owns 30,000 acres and 20,000 developed homesites in other parts of Florida and in the Cumberland Plateau area of Tennessee. Headquartered in Miami, the Company is a proven leader in professional development services, and is known for its leadership role in environmental quality.

                                Tables Follow


                    ATLANTIC GULF COMMUNITIES CORPORATION.
                            RESULTS OF OPERATIONS
                    FOR THE PERIOD ENDED DECEMBER 31, 1996
                    (In Thousands, Except Per Share Data)



                                                                FOR THREE MONTHS ENDED DECEMBER 31,
                                                                      1996               1995
                                                                  (unaudited)         (unaudited)
Revenue                                                           $   63,125           $   50,404

Net Income (loss)                                                 $     (727)          $   (6,183)

Net Income (loss) per share                                       $    (0.07)          $    (0.63)

Weighted average
  Common Shares outstanding                                            9,710                9,768


                                                                FOR TWELVE MONTHS ENDED DECEMBER 31,
                                                                      1996               1995
                                                                  (unaudited)         (unaudited)

Revenue                                                           $  165,287            $ 113,352

Net Income (loss)                                                 $    1,181            $ (20,596)

Net Income (loss) per share                                       $      .12            $   (2.12)

Weighted average
  Common Shares outstanding                                            9,709                9,708